March 9, 2018

VIA EDGAR

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds (the “Registrant”)

Registration Statement filed on Form N-14 on January 26, 2018

Securities Act File No. 333-222736

Dear Mr. Ellington:

This letter responds to comments on the above-referenced Registration Statement that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Jennifer Rogers, Sharon Ferrari, Andrea Melia and Eric Olsen of Aberdeen Asset Management Inc. and Elliot Gluck and Dean Caruvana of Willkie Farr & Gallagher LLP on February 6, 2018, March 1, 2018 and March 6, 2018.  The Registration Statement relates to the proposed reorganizations of (i) Alpine Global Infrastructure Fund, a series of Alpine Equity Trust, into Aberdeen Global Infrastructure Fund, a series of the Registrant, (ii) Alpine International Real Estate Equity Fund, a series of Alpine Equity Trust, into Aberdeen International Real Estate Equity Fund, a series of the Registrant, (iii) Alpine Realty Income & Growth Fund, a series of Alpine Equity Trust, into Aberdeen Realty Income & Growth Fund, a series of the Registrant, (iv) Alpine High Yield Managed Duration Municipal Fund, a series of Alpine Income Trust, into Aberdeen High Yield Managed Duration Municipal Fund, a series of the Registrant, (v) Alpine Ultra Short Municipal Income Fund, a series of Alpine Income Trust, into Aberdeen Ultra Short Municipal Income Fund, a series of the Registrant, (vi) Alpine Dynamic Dividend Fund, a series of Alpine Series Trust, into Aberdeen Dynamic Dividend Fund, a series of the Registrant, and (vii) Alpine Rising Dividend Fund, a series of Alpine Series Trust, into Aberdeen Income Builder Fund, a series of the Registrant (each, a “Reorganization” and together, the “Reorganizations”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:                             Please confirm that the fees and expenses in the tables disclosing the fees and expenses of each Fund are the current fees and expenses of each Fund.

Response:                                                                The Registrant confirms that the fees and expenses in the tables disclosing the fees and expenses of each Fund are those for the twelve months ended October 31, 2017 and are reflective of each Fund’s current fees and expenses.

Comment No. 2:                             In the tables disclosing the fees and expenses of each Fund, please identify the columns relating to the fees and expenses of each Acquiring Fund as pro forma.

Response:                                                                The Registrant has made the requested change.

Comment No. 3:                             In the subsection entitled “INFORMATION ABOUT THE REORGANIZATIONS AND THE PLANS OF REORGANIZATION — How will the Reorganizations be carried out?”, please disclose an estimate of the aggregate amount and per share amount of capital gains distributions expected to result from portfolio repositioning.

Response:                                                                The Registrant has added the requested disclosure.

Comment No. 4:                             Please include the estimated dollar amount of the Reorganization costs that the investment advisers are expected to pay.

Response:                                                                The Registrant has added the requested disclosure.

Comment No. 5:                             Please provide a capitalization table as required by Item 4 on Form N-14.

Response:                                                                The Registrant has added the requested table.

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Please do not hesitate to contact me at (215) 405-5757 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Jennifer M. Rogers
Jennifer M. Rogers

cc:                                Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Dean A. Caruvana, Esq., Willkie Farr & Gallagher LLP

Jennifer Rogers, Esq., Aberdeen Asset Management Inc.

Sharon Ferrari, Aberdeen Asset Management Inc.

Andrea Melia, Aberdeen Asset Management Inc.

Eric Olsen, Aberdeen Asset Management Inc.